SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

06 August, 2012

 LLOYDS BANKING GROUP plc
 (Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..     Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....      No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- _______

            6 August 2012

LLOYDS BANKING GROUP PLC ("GROUP") - NOTIFICATION OF TRANSACTIONS BY PERSONS DISCHARGING MANAGERIAL RESPONSIBILITIES IN ORDINARY SHARES OF THE GROUP OF 10P EACH ("SHARES")

The Group announces that on 6 August 2012 the following share buy out awards were made to the Executives detailed below, subject to vesting timetables where applicable, for the loss of deferred share benefits forfeited as a result of their resignation from their previous employment.

Name	Maximum number of shares awarded	Note
George Culmer	2,216,187 2,243,816	a, g b, g
Andrew Bester	450,432 365,336 197,837 148,157 507,666 682,761	a, h b, h c, h d, h e, h f, h

a) Vesting on 31 March 2013
b) Vesting on 31 March 2014
c) Vesting on 31 March 2015
d) Vesting on 30 June 2013
e) Vesting on 30 June 2014
f) Vesting on 30 June 2015
g) The awards are based on a share price of 28.675 pence
h) The awards are based on a share price of 31.080 pence

This announcement is made pursuant to Disclosure Rule 3.1.4. No consideration is payable for the grant of awards notified in this announcement. The transactions took place in the UK and the shares are listed on the London Stock Exchange.

For further information:

Kate O'Neill                                                                             +44 (0) 20 7356 3520
Managing Director, Investor Relations
Email: kate.o'neill@ltsb-finance.co.uk

Sarah Swailes, Group Media Relations                               +44 (0)20 7661 4639
Email: sarah.swailes@lloydstsb.co.uk

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                                                                                                    LLOYDS BANKING GROUP plc
                                                                                                                                                                   (Registrant)

                                                                                                                                                                    By: Kate O'Neill

                                                                                                                                                                    Name: Kate O'Neill

                                          Title: Managing Director
                                          Investor Relations

Date: 06 August, 2012